AM 3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019410

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECD S.E.C.
MAR 1 2002
526

| SEC FILE NUMBER |
|---|
| 8-50510 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**GENERIC TRADING of PHILADELPHIA, L L C**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1270 Avenue of the Americas
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Salvarore A. Risi** **(212) 332-2612**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 787 Seventh Avenue | New York | NY | 10019 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
P
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

# OATH OR AFFIRMATION

I, Jeffrey Ervine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Generic Trading of Philadelphia, L L C, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

***JACQUELINE C. OVALLES***
***Notary Public, State Of New York***
***No. 01OV6062880***
***Qualified In Kings County***
***Commission Expires August 20,*** 2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Generic Trading of Philadelphia, LLC

## Statement of Financial Condition

December 31, 2001

## Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Members of
Generic Trading of Philadelphia, LLC

We have audited the accompanying statement of financial condition of Generic Trading of Philadelphia, LLC as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Generic Trading of Philadelphia, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 26, 2002

Generic Trading of Philadelphia, LLC

Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash in bank | $ 147,374 |
| Receivables | 26,866,738 |
| Securities owned, at market value | 119,735,288 |
| Security deposits | 10,000 |
| Due from affiliates | 59,920 |
| Total assets | $ 146,819,320 |
| | |
| **Liabilities and members' capital** | |
| Liabilities: | |
| Accrued liabilities | $ 118,540 |
| Securities sold, not yet purchased, at market value | 101,021,862 |
| Payable to members | 2,500,000 |
| Total liabilities | 103,640,402 |
| | |
| Members' capital | 43,178,918 |
| Total liabilities and members' capital | $ 146,819,320 |

*See accompanying notes.*

Generic Trading of Philadelphia, LLC

Notes to Statement of Financial Condition

December 31, 2001

## 1. Organization

Generic Trading of Philadelphia, LLC (the "Company") is a Delaware limited liability company which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the Philadelphia Stock Exchange, Inc. Its managing member is Shear-Offman Inc. The non-managing members enter into proprietary security transactions on most security exchanges with the capital they contributed upon admittance to the Company.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company trades through a related entity, Carlin Equities Corp. ("Carlin"), which introduces the members' designated trading account, on a fully disclosed basis, to its clearing broker, Spear, Leeds & Kellogg, a New York Stock Exchange member firm.

## 2. Significant Accounting Policies

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at market based on quoted prices.

The Company considers all highly liquid investments purchased with a time to maturity of three months or less to be cash equivalents.

## 3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes.

### 4. Due to Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by one broker (Spear, Leeds & Kellogg). At December 31, 2001, substantially all of the securities owned reflected in the statement of financial condition are security positions with this clearing broker.

The Company's cash and securities are used to secure the due to broker balance. The managing member monitors the trading activity of the Company to maintain adequate margin with the clearing broker. However, the managing member has agreed to indemnify the clearing broker for losses sustained from trading activity introduced by the Company through Carlin. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these transactions.

### 5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased as of December 31, 2001 consist of the following:

| | Securities Owned | Securities sold, not yet purchased |
|---|---|---|
| Equities | $ 119,155,522 | $ 98,357,942 |
| Options | 579,766 | 2,663,920 |
| Total | $ 119,735,288 | $ 101,021,862 |

Securities owned and securities sold, not yet purchased, are stated at quoted market values. Securities sold, not yet purchased represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition.

### 6. Concentration of Credit Risk

The Company maintains cash in deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

**7. Financial Instruments**

The Company's activities include the purchase and sale of derivative financial instruments such as equity options. These derivatives are used in arbitrage strategies and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at fair value. All other financial instruments are carried at fair value or amounts approximating fair value.

**8. Related Party Transactions**

For the year ended December 31, 2001, the Company paid commissions to Carlin that are reflected in members' capital on the statement of financial condition.

The Company has a management agreement with an affiliate of the managing member. Pursuant to the agreement, the affiliate makes available its facilities and employees to provide administrative and brokerage services and office space.

The Company agreement provides for the reallocation to the managing member (Class A) of a negotiated percentage of net income that is initially earned and allocated to the capital accounts of the non-managing members (Class B). The managing member's capital balance at December 1, 2001, was $8,919,665.

**9. Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness and net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $9,362,103, which was $9,187,534 in excess of its required net capital of $174,569. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

**9. Net Capital Requirement (continued)**

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

STATEMENT OF FINANCIAL CONDITION

Generic Trading of Philadelphia, LLC

December 31, 2001

with Report of Independent Auditors